EXHIBIT 99.6



                             LETCHWORTH INDEPENDENT
                             BANCSHARES CORPORATION



Dear Shareholder,

         I want to personally offer to you, our valued shareholders, more information about the announced merger of Letchworth Independent Bancshares Corporation and Tompkins Trustco, Inc., and TO ENCOURAGE YOU TO VOTE IN FAVOR OF THIS PROPOSAL. Accompanying this letter is plenty of detailed information about the merger. However, I want to share some things from my perspective about why I view this as an exciting opportunity for your Company.

         Forming successful partnerships is essential in business. As I have shared with you for several years, we have evaluated various opportunities for your Company, seeking ones that appeared to be both financially sound for you, our investors, and that would enable the Company to maintain our commitment to community banking, our customers and our employees.

         We have long admired the Tompkins County Trust Company, which has been serving its customers in the Ithaca area for more than 160 years. Their achievements were recognized in June when U.S. BANKER magazine ranked them fifth in the nation among mid-sized banks. Tompkins County Trust Company has consistently rated in the top 10% in this survey over the past eight years. They have been a leader in developing non-interest income in a community-banking environment, especially through their Trust and Investment Department. That is one of the reasons we chose to partner with them more than a year ago when The Bank of Castile started offering trust and investment services.

         From a financial standpoint, Tompkins Trustco, Inc., the parent company of Tompkins County Trust Company, is very sound. For the nine months ended September 30, 1999, Tompkins Trustco's diluted earnings per share rose by 11% over the 1998 figure for the same period, to $1.88. Net income of $9.2 million was also up 11% over 1998 for the same period. Tompkins Trustco's total return on assets of 1.80% and return on average equity of 19.2% were again at very high levels when compared to the banking industry as a whole.

         Tompkins Trustco paid dividends of $0.91 per share during 1998, and has paid a total of $0.76 per share for the first three quarters of 1999. By way of comparison, Letchworth Bancshares paid $0.32 per share during 1998, and a total of $0.27 per share for the first three quarters of 1999.

         Aside from the impressive financial numbers, the people of the Tompkins organization demonstrate the commitment to community that has been a hallmark of The Bank of Castile and Letchworth Bancshares for 130 years. Tompkins' mission statement is "to be an independent, profitable, and socially responsible community bank." From my years of interacting with Tompkins representatives at various levels, I know those are not just words, but they reflect the core of the way Tompkins does business. They walk the walk, not just talk the talk. That is the type of organization I, personally, want to be affiliated with. They share the community values we maintain and have successfully developed the business culture that supports those values. An alliance of our organizations seemed like a great fit. As we investigated the possible relationship over the last several months, the merger made even more sense.

         For those of you with long-standing relationships with The Bank of Castile and The Mahopac National Bank, this merger should strengthen those organizations by providing a stronger corporate parent that continues to be dedicated to the concepts of local decision making and high-quality customer service. After the merger, the combined assets of the holding company will be approximately $1.1 billion. With the exception of some additional products and services, The Bank of Castile and Mahopac National Bank customers should see little impact. The three banks will be owned by a single parent company, but will continue to operate as three separately chartered banks serving their distinct market areas under the direction of their respective boards of directors.

         There are many examples of multibank holding companies, including some of our local competition, who are successful as community banks. By creating a strategic partnership with a company like Tompkins Trustco, we help to solidify our future as a community bank.

         While each bank will maintain its separate identity, there are some efficiencies we can realize by combining our strengths. As small banks, for example, we are challenged to pay the high costs of technology, while customers continue to increase their expectations for these types of services. The merger will allow the banks to share some of those significant costs, which will enhance our ability to meet customer expectations and to achieve better returns in the future.

         From an organizational standpoint, Tompkins Trustco will reconfigure its Board of Directors to 11 members. It is planned for me to join that board and be named President of the organization. Two other members of the Letchworth organization, Craig Yunker, a director of The Bank of Castile, and William Spain Jr., Chairman of the Board of Directors of The Mahopac National Bank and a current member of the Letchworth Board, are expected to be named to the Tompkins Trustco Board. James J. Byrnes will continue his role as the Chairman and Chief Executive Officer of Tompkins Trustco.

         The merger will be accomplished through a tax-free, stock-for-stock exchange. You will receive 0.685 shares of Tompkins stock for each share of Letchworth common stock that you own. The transaction must be approved by shareholders of both companies and regulatory agencies. The meeting for Letchworth Independent Bancshares shareholders will be at 10 a.m. on Monday, December 20, 1999, at The Batavia Party House. It will include our usual format with a business meeting followed by lunch. I urge you to attend to ask questions.

         More importantly, I hope you will fill out the enclosed proxy and vote in favor of the proposed transaction prior to the meeting. IF YOU FAIL TO RESPOND, YOU ARE COUNTED AS "NO."

         As always, I welcome your comments and questions. Please feel free to call me.

Sincerely,


/s/ JAMES W. FULMER
-----------------------
Janes W. Fulmer
President and
Chief Executive Officer


P.S. Your vote is very important. Please take the time to fill out your proxy and return it today. Thank you.